Filed by: Weyerhaeuser Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Weyerhaeuser Company Commission File No.: 333-140411

On February 5, 2007, Weyerhaeuser Company issued the following press release:

For immediate release
For more information contact:

Media - Bruce Amundson (253) 924-3047
Analysts - Kathryn McAuley (253) 924-2058

Weyerhaeuser Announces Receipt of IRS Ruling

FEDERAL WAY, Wash. (Feb. 5, 2007) - Weyerhaeuser Company (NYSE: WY) today announced that it has received a ruling from the Internal Revenue Service (“IRS”) indicating that the contribution and distribution steps of the combination of Weyerhaeuser and Domtar Inc. (NYSE: DTC), including the exchange offer announced previously, will qualify as tax-free to Weyerhaeuser, Domtar Corporation and the holders of common shares of Weyerhaeuser for U.S. federal income tax purposes. Weyerhaeuser's obligation to exchange shares pursuant to the exchange offer is subject to the satisfaction of the conditions to the arrangement by which Domtar Inc. will become a wholly-owned subsidiary of Domtar Corporation, which include the receipt of the IRS ruling, and other conditions.

As previously announced, Weyerhaeuser and Domtar Inc. entered into a definitive agreement on Aug. 22, 2006 to combine Weyerhaeuser’s fine paper business and related assets with Domtar Inc. to form Domtar Corporation.

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2005, sales were $22.6 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at www.weyerhaeuser.com.

Additional Information

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer announced previously. The exchange offer is made solely by the Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. None of Weyerhaeuser, Weyerhaeuser Company Limited, Domtar Inc., Domtar Corporation or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser or Domtar Corporation with the Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Weyerhaeuser and Domtar Corporation with the Securities and Exchange Commission, such as annual and quarterly reports and the Prospectus-Offer to Exchange. None of Weyerhaeuser, Domtar Corporation or Domtar Inc. assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

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